UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

A.M. Castle & Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

148411 309
(CUSIP Number)

John Oliva Highbridge Capital Management, LLC 277 Park Avenue, 23rd Floor New York, New York 10172 (212) 287-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 148411 309	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,927,673
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 89,927,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,927,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 148411 309	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON Highbridge MSF International Ltd. (formerly known as 1992 MSF International Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,048,597
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,048,597
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,048,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 148411 309	SCHEDULE 13D	Page 4 of 8

Explanatory Note
This Schedule 13D Amendment No. 2 (this “Amendment No. 2”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”) of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.
Item 4. Purpose of Transaction.
Item 4 is hereby amended to add the following:
On March 27, 2020, the Company completed an exchange transaction (the “Exchange”), whereby it issued new 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 (the “New Notes”) and shares of its Common Stock in exchange for its existing 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (the “Old Notes”). Approximately $190,200,285 in aggregate principal amount of the Old Notes were tendered and accepted in the Exchange. Pursuant to the terms of the Exchange, the Company issued a total of approximately $95,134,866 in aggregate principal amount of its New Notes and 70,260,676 shares of its Common Stock, as disclosed in the Form 8-K filed by the Company on March 30, 2020 (the “Closing 8-K”).
In connection with the Exchange, the Reporting Persons received an aggregate of 22,519,492  shares of Common Stock and   $30,492,345.00 in New Notes in exchange for $60,962,432.00 in aggregate principal amount of Old Notes beneficially owned by the Reporting Persons, plus accrued and unpaid interest thereon.
The aggregate amount of New Notes received by the Reporting Persons in the Exchange are convertible at the option of the holder thereof into an aggregate of 66,899,079 shares of Common Stock, subject to the terms and conditions described in Item 6 of this Amendment No. 2.
Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 148411 309	SCHEDULE 13D	Page 5 of 8

Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
The aggregate beneficial ownership percentage of the Company’s outstanding Common Stock reported by each Reporting Person is based upon a total of 73,910,334 shares of Common Stock outstanding as of March 27, 2020, consisting of: (i) 70,260,676 shares of Common Stock issued in connection with the Exchange, as disclosed in the Closing 8-K; and (ii) 3,649,658 shares of Common Stock outstanding as of February 24, 2020, which was reported in the Company’s Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.
The shares of Common Stock issuable upon conversion of the New Notes that the Reporting Persons received in the Exchange are also deemed to be outstanding on a fully-converted basis for purposes of both the numerators and denominators being used for calculating the beneficial ownership percentages disclosed herein in accordance with Rule 13d-3 under the Exchange Act.
(a)
As of the date hereof, Highbridge Capital, as the trading manager of the Funds may be deemed to be the beneficial owner of 89,927,673 shares of Common Stock, constituting 63.9% of the outstanding shares of Common Stock on a fully diluted basis.

Highbridge Capital has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 89,927,673 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 89,927,673 shares of Common Stock. This amount of shares beneficially owned includes: (i) 509,102 outstanding shares beneficially owned prior to the Exchange; (ii) 22,519,492 shares issued in the Exchange; and (iii) 66,899,079 shares issuable upon conversion of the $30,492,345.00 in aggregate principal amount of New Notes issued in the Exchange.
As of the date hereof, Highbridge MSF International Ltd. (formerly known as 1992 MSF International Ltd.) (“MSF International”) may be deemed the beneficial owner of the 73,048,597 shares of Common Stock, constituting 57.0% of the outstanding shares of Common Stock on a fully diluted basis.
MSF International has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of  73,048,597 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 73,048,597 shares of Common Stock. This amount of shares beneficially owned includes: (i) 425,848 outstanding shares beneficially owned by MSF International prior to the Exchange; (ii) 18,289,536 shares issued to MSF International in the Exchange; and (iii) 54,333,213 shares issuable to MSF International upon conversion of the $24,764,871.00 in aggregate principal amount of New Notes issued to MSF International in the Exchange.
(b)	See facing pages for each Reporting Person.

(c)	Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4.

(d)
No person other than the Reporting Persons and the Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds.

(e)	Not applicable.

CUSIP No. 148411 309	SCHEDULE 13D	Page 6 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
The New Notes
As part of the Exchange, on March 27, 2020, the Company issued $95,134,866 in aggregate principal amount of its New Notes. The New Notes are guaranteed on a senior basis by all current and future domestic subsidiaries (other than those designated as “Unrestricted Subsidiaries”) of the Company (the “Guarantors”).
The New Notes were issued pursuant to an indenture (the “Indenture”), which the Company and the Guarantors entered into with Wilmington Savings Fund Society, FSB, as Trustee and Collateral Agent, on March 27, 2020. The New Notes are, secured by a lien on all or substantially all of the assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries, which lien the Collateral Agent has agreed will be junior to the lien of the administrative agent under the Company’s amended credit facility pursuant to an intercreditor agreement entered into on March 27, 2020.
The New Notes will be convertible into shares of the Company’s Common Stock at the initial conversion rate of 2.1939631 shares of Common Stock per $1.00 principal amount of New Notes (representing an initial conversion price of approximately $0.4558 per share). Unless and until the Company obtains stockholder approval of the increase in the number of shares of Common Stock authorized and available for issuance upon conversion of the New Notes (which the Company has agreed pursuant to the Indenture to use commercially reasonable efforts to cause to occur no later than August 31, 2020), if the New Notes are converted, the Company may not elect physical settlement or combination settlement of any conversion of New Notes if such election would result in the issuance of more than 124.7 million shares of Common Stock (in the aggregate for the New Notes taking into account all prior or concurrent New Notes conversions). In such circumstance, the Company would be required to pay cash to satisfy our settlement obligations. The value of shares of the Company’s Common Stock for purposes of the settlement of the conversion right will be calculated as provided in the Indenture, using a 20 trading day observation period. Upon conversion, the Company will be required to pay and/or deliver, as the case may be, cash, shares of the Company’s Common Stock or a combination of cash and shares of the Company’s Common Stock, at the Company’s election, together with cash in lieu of fractional shares.
New Notes that are deemed, in accordance with the Indenture, to have been converted in connection with a “Fundamental Change” (as defined in the Indenture) are convertible, for each $1.00 principal amount of the New Notes, into that number of shares of the Company’s Common Stock equal to the greater of (a) $1.00 divided by the then applicable conversion price and (b) $1.00 divided by the stock price with respect to such Fundamental Change, subject to other provisions of the Indenture.
The New Notes are guaranteed, jointly and severally, by certain subsidiaries of the Company. The New Notes and the related guarantees are secured by a lien on substantially all of the Company’s and the Guarantors’ assets, subject to certain exceptions pursuant to certain collateral documents pursuant to the Indenture. The Indenture contains numerous covenants imposing financial and operating restrictions on the Company’s business. These covenants place restrictions on the Company’s ability and the ability of its subsidiaries to, among other things, pay dividends, redeem stock or make other distributions or restricted payments; incur indebtedness or issue certain stock; make certain investments; create liens; agree to certain payment restrictions affecting certain subsidiaries; sell or otherwise transfer or dispose assets; enter into transactions with affiliates; and enter into sale and leaseback transactions.
The New Notes may not be redeemed by the Company in whole or in part at any time, subject to certain exceptions provided under the Indenture. In addition, if a Fundamental Change occurs at any time, each holder of any New Notes has the right to require the Company to repurchase such holder’s New Notes for cash at a repurchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, subject to certain exceptions.
The Company must use the net proceeds of material sales of collateral, which proceeds are not used for other permissible purposes, to make an offer of repurchase to holders of the New Notes. Indebtedness for borrowings under the New Notes is subject to acceleration upon the occurrence of specified events of default, including failure to pay principal or interest, the inaccuracy of any representation or warranty of any obligor under the New Notes, failure by an obligor under the New Notes to

CUSIP No. 148411 309	SCHEDULE 13D	Page 7 of 8

perform certain covenants, the invalidity or impairment of the Collateral Agent’s lien on its collateral or of any applicable guarantee, and certain adverse bankruptcy-related and other events.
The New Notes will bear interest at a rate of 3.00% per annum if paid in cash or 5.00% if paid in kind per annum, payable quarterly. The New Notes will mature on August 31, 2024 and are convertible, subject to certain conditions, at the option of the holders, into shares of the Company’s Common Stock.
The foregoing description of the New Notes and the Indenture is not complete and is qualified entirely by reference to the full text of such documents. The Indenture (including the form of global Note) is incorporated by reference herein as Exhibit 6 hereto.
Amended and Restated Registration Rights Agreement
On March 27, 2020, the Company and certain stockholders, including the Reporting Persons (the “Relevant Stockholders”) entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”). Under the A&R Registration Rights Agreement, the Company has granted customary registration rights to the Relevant Stockholders with respect to shares of Common Stock that constitute “Registrable Securities” thereunder, including shares underlying the New Notes. The A&R Registration Rights Agreement also includes customary indemnification provisions.
The foregoing description of the A&R Registration Rights Agreement is not complete and is qualified entirely by reference to the full text of such agreement, which is incorporated by reference herein as Exhibit 7 hereto.
Item 7. Material to Be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
Exhibit 6
Indenture governing 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024, dated March 27, 2020, between the Company, certain of its subsidiaries, and Wilmington Savings Fund Society, FSB, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to A.M. Castle & Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2020 (File No. 1-5415).

Exhibit 7
Amended and Restated Registration Rights Agreement, dated March 27, 2020, among the Company and the stockholders named therein (incorporated by reference to Exhibit 4.1 to A.M. Castle & Co.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2020 (File No. 1-5415).

CUSIP No. 148411 309	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2020

Highbridge Capital Management, LLC

By:	/s/ John Oliva
	Name:	John Oliva
	Title:	Managing Director

Highbridge MSF International Ltd. (formerly known as 1992 MSF International Ltd.)

By:	Highbridge Capital Management, LLC, solely in its capacity as Trading Manager

By:	/s/ John Oliva
	Name:	John Oliva
	Title:	Managing Director